02020443

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2002

EKSPORTFINANS ASA
(Translation of registrant's name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40 F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 07, 2002

EKSPORTFINANS ASA

Tor F. Johansen
President and Chief
Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated February 8, 2002.	4

February 8, 2002

EKSPORTFINANS – 2001 RESULTS

– Despite a decline in export loans in 2001, Eksportfinans' results were in line with the previous year. Among several important events that took place during the year was the fact that the Norwegian State became a co-owner of Eksportfinans and the establishment of a government-supported ship-financing scheme. We are therefore very satisfied with 2001, says Tor F. Johansen, President of Eksportfinans.

RESULTS

Net income before taxes amounted to NOK 343 million, an improvement of NOK 27 million on 2000. However, taxes for 2001 were higher than in the previous year and net income after taxes was therefore lower this year. At year-end total assets stood at NOK 85.1 billion, the highest ever.

LENDING

Aggregate loans at year-end totaled NOK 51.5 billion, against NOK 49.1 at the end of 2000. Loans to the export industries accounted for NOK 26.8 billion and the local government sector NOK 24.7 billion. As the figures show, local government lendings have become a significant area of activity for the group. This is in line with the strategy, which is directed at maintaining two sound business areas.

FUNDING

In 2001, Eksportfinans raised more long-term funding than ever before. This was in spite of turbulence throughout the year, where the events in the fall made it difficult to engage in any major activity in the international capital markets. In May the institution launched its largest transaction ever – a USD 750 million five years global bond issue.

RATING

Eksportfinans' international ratings are Aaa from Moody's, AAA from Fitch IBCA and AA+ from Standard & Poor's. In the domestic Japanese bond market, Eksportfinans is equated with the Kingdom of Norway and enjoys sovereign status.

Exhibit Index is on page 3